UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.             Press release dated February 10, 2010

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: February 10, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE New York and Stockholm — February 10, 2010 MILLICOM INTERNATIONAL CELLULAR S.A. RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2009 (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) All figures presented exclude discontinued operations (Cambodia, Laos, Sri Lanka and Sierra Leone), except where otherwise stated. Historical figures have been restated to provide a comparable base, where necessary. Q4 key figures • Mobile customers up 22% versus Q4 08, bringing total customers to 33.9 million • Organic constant currency revenues up 9% versus Q4 08 • Reported revenues up 10% to $924 million (Q4 08: $841 million) • EBITDA up 13% to $431 million (Q4 08: $382 million) • EBITDA margin of 46.6% (+1.2 percentage points versus Q4 08) • Basic earnings per common share* of $4.18 (Q4 08: $0.61) • Normalised earnings per common share** of $1.34 (Q4 08: $1.03) • Free cash flow of $220 million (Q4 08: $109 million outflow) • $309 million gain on disposal of Cambodia, Sri Lanka and Sierra Leone FY 2009 key figures • Organic constant currency revenues up 10% versus FY 08 • Reported revenues up 7% to $3,373 million (FY 08: $3,151 million) • EBITDA up 13% to $1,545 million (FY 08: $1,366 million) • Basic earnings per common share* of $7.84 (FY 08: $4.80) • Normalised earnings per common share** of $4.69 (FY 08: $4.93) • Free cash flow of $456 million (FY 08: $209 million outflow) • Dividend per share of $1.40 proposed for 2009*** * Includes discontinued operations ** Excludes one-off events occurring in 2009 and 2008 *** Subject to final approval of the 2009 accounts Mikael Grahne, CEO of Millicom, commented: “Millicom has had a good fourth quarter, and our consistent performance throughout 2009 demonstrates the strength of our business model and our ability to react quickly to changing market conditions. We have combined market-leading revenue growth with improving margins, rigorous capital discipline and excellent cash generation. Our focus on value-added services and innovation has delivered a broader revenue base and improved customer loyalty. “During the quarter we benefited from a strong seasonal impact, with Christmas and the holiday season helping to boost our customer additions to over 2 million. In December we started operations in Rwanda, 1 our seventh African market. Growth in value-added services continued to be encouraging, and now represents over 21% of recurring revenue. “Margins made further progress, reflecting increasing operational leverage as we reach scale in a number of African markets, and the impact of strong growth in high-margin value added services. We expect to maintain the Group EBITDA margin in the mid 40s % in 2010. “Capex for the year was $737 million, or 22% of revenue. We expect Group capex for 2010 to be around $700 million. Last month we announced the creation of a tower company in Ghana that marked our first substantial commitment to outsourcing passive infrastructure. This agreement is consistent with our strategy of improving our capital and operating efficiency, and will enable us to focus on areas of genuine competitive differentiation such as marketing, distribution and customer service. We will actively pursue similar projects during 2010. “Millicom has become increasingly cash generative and we ended the year with operating free cash flow of $658 million or 20% of revenues, a little ahead of our guidance. Our new dividend policy underlines our confidence that future cash flows will be sufficient both to finance our plans for growth and to remunerate shareholders. The Board will propose a dividend of $1.40 for 2009 to the AGM in May, subject to its approval of the final 2009 accounts. “The divestment of two of our Asian businesses has further strengthened our financial position and we ended the year with net debt to EBITDA of 0.5x. This liquidity leaves us well positioned in the short term to pursue external growth opportunities, and our capital structure will continue to evolve with a view to enhancing shareholder returns.” 2

Financial and operating summary for the quarter to December 31, 2009 and 2008

MOBILE CUSTOMERS ('000)	Dec. 31, 2009	Dec. 31, 2008	Change	Sept 30, 2009	Jun 30, 2009	Mar 31, 2009	
– Total (i)	33,920	27,691	22%	31,857	30,758	29,082	
– Attributable (ii)	29,700	24,081	23%	27,827	26,837	25,349	

REPORTED NUMBERS(iv) US$ million	Q4 2009	Q4 2008	Q4- Q4 % change (constant currency)	Q3 2009	Q2 2009	Q4 – Q4 % change (reported)	FY 2008
– Group Revenue	924	841	9%	856	814	10%	3,151
– Central America	330	355	(4%)	326	332	(7%)	1,377
– South America	313	260	15%	277	249	20%	1,019
– Africa	227	183	27%	200	183	24%	711
– Amnet & Navega	53	43	-	52	50	24%	43
– EBITDA (iii)	431	382	-	392	371	13%	1,366
– EBITDA margin	46.6%	45.4%	-	45.8%	45.6%	-	43.4%
– Net profit for the period	454	66	-	143	114	581%	518(v)

(i) Total customer figures represent the worldwide total number of customers of mobile systems in which Millicom has an ownership interest.
(ii) Attributable customers are calculated as 100% of mobile customers in Millicom's subsidiary operations and Millicom's percentage ownership of customers in each joint venture operation.
(iii) EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues.
(iv) Excludes discontinued operations, except net profit.
(v) Net profit for the year after a net charge of $55 million as a result of two one-off events

- Investments include capex of $252 million for Q4 09, bringing capex for FY 2009 to $737 million
- Cash and cash equivalents of $1,511 million at end of Q4 09
- Cash up-streaming of $146 million in Q4 09, bringing the total for the FY 2009 to $591 million
- Net debt of $732 million with a full year net debt/EBITDA ratio of 0.5 times as a consequence of high cash generation and disposals
- 2.1 million net new mobile customers in Q4 09
- A loss of $2 million for foreign exchange was recorded in Q4 09 which was mainly the result of the foreign exchange impact on dollar denominated debt tigo

3

Review of operations

Financial results for the three months ended December 31, 2009

Mobile customers

In Q4 09, Millicom added 2.1 million net new mobile customers, reaching 33.9 million total mobile customers, an increase of 22% versus Q4 08. The increase in net adds reflects some seasonal benefits as well as the significant swing in customer intake in Senegal across Q3 and Q4.

In Central America, Guatemala grew its customer base by 22% year-on-year and Honduras and El Salvador grew their customer bases by 12% and 10% year-on-year respectively, producing customer growth for the region as a whole of 15%.

In South America, total customers increased by 18% year-on-year with Bolivia showing growth of 45%. In Colombia, the increase in customers was 13% and in Paraguay it was 11%.

In Africa, total customers increased by 35%. The best performing markets in terms of customer growth were Chad which grew by 88% year-on-year in Q4 09, and Tanzania, which grew by 73%. In DRC, total customer numbers were up 44%. Some 194 thousand customers were added in Senegal in the quarter, despite the launch of a new MVNO in Q3 09 which saw Tigo lose some low ARPU customers. Services were launched in Rwanda at the beginning of December and, by the end of the year, we had attracted some 75 thousand customers.

Overall, we expect customer intake to continue to be quite volatile, with variable factors including the macro environment, seasonality, competitor promotions and our own marketing activities. In addition, the trend towards mandatory SIM card registration in some African markets is likely to contribute to this volatility.

	Net additional mobile customers* ('000)			
	Total	Central Am.	South Am.	Africa
Q4 09	2,063	536	401	1,126
Q3 09	1,100	244	355	502
Q2 09	1,675	588	325	762
Q1 09	1,391	353	274	764
Q4 08	1,215	335	269	611

** Including Rwanda*

4

Customer market share

Millicom's total market share remained stable at 28.7% on a weighted basis compared to Q3 09. In Central America, small market share gains in Honduras were more than offset by a loss of share in El Salvador. In South America and Africa, market shares in each country were generally stable or rising. We lost some market share in Ghana, but local currency revenues grew strongly

	Market share (%)			
	Total	Central Am.	South Am.	Africa
Q4 09	28.7%	53.0%	16.3%	30.8%
Q3 09	28.7%	53.5%	16.3%	30.4%
Q2 09	27.9%	52.4%	15.4%	30.2%
Q1 09	27.2%	52.5%	15.0%	29.3%
Q4 08	27.2%	52.3%	15.5%	28.0%

Source: company data

ARPU

Reported ARPU across the Group increased by 30 cents from Q3 09 in dollar terms, and was up 1% in local currency. Although we benefit from some seasonal effects in Q4, this stabilization is encouraging in the light of strong customer growth during the quarter and demonstrates our focus on customer quality.

Constant currency ARPU in South America and Africa was up 5% and 3% respectively over Q3 09, while in Central America it fell 1%. ARPU in Central America was affected by rising taxes and a continued decline in incoming international calls.

	Quarter-on-quarter local currency ARPU growth (%)			
	Total	Central Am.	South Am.	Africa
Q4 09	1%	(1%)	5%	3%
Q3 09	(1%)	(5%)	2%	3%
Q2 09	(2%)	(2%)	(2%)	0%
Q1 09	(9%)	(8%)	(7%)	(9%)
Q4 08	1%	1%	6%	(4%)

Revenues, EBITDA and EBITDA margin

Total revenues for the three months ended December 31, 2009 were $924 million, an increase of 10% from Q4 08, as the negative impact of dollar translation in previous quarters turned positive in Q4. Underlying revenue growth in constant currency was 9% versus Q4 08.

5

Strong local currency revenue growth in Africa was driven by a combination of penetration growth and market share gains. In South America, market share and ARPU were the key drivers. Revenues in Central America declined, negatively impacted by new taxes, interconnection rate cuts and lower volumes of outgoing calls as a result of the economic situation.

VAS revenues continued to grow strongly, rising 47% over Q4 08 in local currency. VAS now represent over 21% of recurring mobile revenues, and we expect new services to be a major driver of Group revenues and profitability going forward.

The Group EBITDA for the three months ended December 31, 2009 was $431 million, an increase of 13% from Q4 08. The EBITDA margin reached 46.6%, as a result of increasing scale in our African operations, tight cost control and strong growth in higher margin VAS revenues. In Central America, Tigo's number one position in all three markets produced an EBITDA margin of 54.9% as a result of the high proportion of on-net traffic. In South America, the EBITDA margin was 43.0%, an increase of 2.3 percentage points over the previous quarter. The margin in Africa approached 40%, up two percentage points on Q3 09, validating our aspiration for the margin in Africa to reach the average for the Group within two years.

Group	Q4 09	Q3 09	Q2 09	Q1 09	Q4 08
Customers (m)	33.9	31.9	30.8	29.1	27.7
YoY growth (%)	22%	20%	25%	29%	38%
Revenues ($m)	924	856	814	779	841
YoY growth (%) (reported)	10%	7%	5%	6%	18%
YoY growth (%) (organic, constant currency)	9%	9%	11%	9%	15%
EBITDA ($m)	431	392	371	352	382
YoY growth (%)	13%	13%	14%	11%	31%
Margin (%)	46.6%	45.8%	45.6%	45.2%	45.4%
Cellular ARPU ($)	10.1	9.8	9.7	9.9	11.3

6

Central America

In Q4 09 Tigo added some 536 thousand net new customers in Central America, bringing the total at the end of the year to 12.9 million, up 15% year-on-year. Our customer growth rate in Central America accelerated in the fourth quarter as a result of seasonal promotions. We remain focused on attracting higher quality customers in these more penetrated markets. Our marketing initiatives have evolved to reflect this so that we are targeting various customer segments with very specific promotions and on-demand services, tailored to meet their needs.

Revenues in Q4 09 were $330 million, down 7% year-on-year. We have seen no meaningful improvement in the flow of remittances from the US which were down 10% year-on-year for our markets in the region. In addition, there has been weakness in the Guatemala quetzal in recent months which has impacted reported revenues. In local currency, revenues for Central America overall were down 4%, with a good performance in Guatemala more than offset by weaker trends in Honduras and El Salvador.

Local currency ARPU for Central America was down 1% on Q3 09, with Honduras showing the weakest trend. The main factor of the decline in Honduras was the new tax on inbound international traffic introduced in July. A similar tax was introduced in El Salvador at the end of the year which is expected to have a similar impact. In addition, the interconnect rate in El Salvador was cut by more than 50% in Q4, with tariffs being reduced accordingly. Across Central America, our customers have shown an increased appetite for promotions and offers built on price as they seek to optimize the use of their disposable income.

We continued to win back market share in Honduras but lost share in El Salvador. EBITDA margins in Central America were 54.9%, a decrease of 0.2 percentage points from Q3 09, reflecting the impact of increasing taxes. EBITDA for Q4 09 was $181 million, down 9% year on year but up slightly on the previous quarter.

Capex in Central America in Q4 09 was $45 million, or 14% of revenues. This continued lower level of investment is a consequence of our significant spend on coverage and 3G infrastructure in previous years.

Central America	Q4 09	Q3 09	Q2 09	Q1 09	Q4 08
Customers (m)	12.9	12.4	12.1	11.5	11.2
YoY growth (%)	*15%*	14%	*18%*	*18%*	*27%*
Revenues ($m)	330	326	332	326	355
YoY growth (%) (reported)	*(7%)*	(4%)	*(3%)*	*(4%)*	*8%*
YoY growth (%) (organic, constant currency)	*(4%)*	0%	*0%*	*(3%)*	*7%*
EBITDA ($m)	181	180	187	182	199
YoY growth (%)	*(9%)*	(3%)	*0%*	*(2%)*	*19%*
Margin (%)	*54.9%*	55.1%	*56.4%*	*55.8%*	*56.1%*
Cellular ARPU ($)	12.6	12.8	13.5	13.7	15.3
YoY growth (%) (reported)	*(18%)*	*(17%)*	*(17%)*	*(21%)*	*(20%)*

7

South America

Customers in South America increased 18% year-on-year to reach 8.8 million at the end of Q4 09. In Bolivia, the customer base was up 45%, driven by market share gains and actions implemented to reduce churn. In Colombia we added 171 thousand net new customers, representing a year-on-year increase of 13% as a result of very successful and award winning advertising campaigns designed to improve the perception of Tigo's network coverage. In Paraguay, we added 136 thousand new customers, bringing the total at the end of the year to over 3 million.

Revenues in South America in Q4 09 amounted to $313 million, up 20% from Q4 08. We witnessed a positive impact from currency translation in Q4. Revenue growth in local currency was 15%, consistent with the previous quarters of 2009.

ARPU was higher than in the previous quarter, reaching $12.1, reflecting stronger local currencies quarter-on-quarter as well as an improving trend in local currency ARPU. The aggressive marketing of 3G services across the region and of Paquetigos (bundles of minutes, SMS and Internet sold for use within a certain period of time) in Colombia and Paraguay has helped to increase prepaid recharges and therefore ARPU.

EBITDA for Q4 09 was $135 million, up 34%, and the EBITDA margin was 43.0%, up 2.3 percentage points on Q3 09 and up 4.5 percentage points on Q4 08, helped by the strengthening margin in Colombia. Across the region our businesses have produced sustained growth in revenues and EBITDA as a result of successful prepaid promotions and growth in VAS and 3G mobile data, combined with cost optimization and control.

Capex in South America for Q4 09 amounted to $52 million, a decline of 49% on Q4 08 and representing 16% of revenues.

South America	Q4 09	Q3 09	Q2 09	Q1 09	Q4 08
Customers (m)	8.8	8.4	8.1	7.7	7.5
YoY growth (%)	*18%*	17%	*17%*	*20%*	*27%*
Revenues ($m)	313	277	249	237	260
YoY growth (%) (reported)	*20%*	1%	*(2%)*	*2%*	*9%*
YoY growth (%) (organic, constant currency)	*15%*	13%	*16%*	*16%*	*11%*
EBITDA ($m)	135	113	98	94	100
YoY growth (%)	*34%*	17%	*19%*	*29%*	*33%*
Margin (%)	*43.0%*	40.7%	*39.2%*	*39.7%*	*38.5%*
Cellular ARPU ($)	12.1	11.2	10.5	10.4	11.8
YoY growth (%) (reported)	*3%*	(13%)	*(17%)*	*(17%)*	*(17%)*

8

Africa

Customers in Africa increased by 35% year-on-year and 1.1 million new customers were added in Q4 09, bringing the total at the end of December to 12.2 million. The decline in customer numbers in Senegal in the previous quarter due to the entry of a new MVNO was reversed in Q4 09 with the addition of over 194 thousand customers. In terms of net additions, Senegal was second only to Tanzania where almost 486 thousand customers were added in the quarter. Operations in the DRC and Chad continued to make very good progress, and we are seeing an improved performance in Ghana. We launched operations in Rwanda at the beginning of December and by the end of the year, the business had some 75 thousand customers. Overall we have continued to see good market share growth, with a further 0.4 percentage points increase in the quarter to 30.8%.

Revenues in Africa grew by 24% from Q4 08 to reach $227 million in Q4 09. ARPU for Africa in dollar terms was 30 cents higher than in Q3 09. In local currency, revenues were up 26% year-on-year, representing the strongest quarterly performance of 2009, with local currency ARPU up 3% quarter-on-quarter.

EBITDA for Africa for Q4 09 reached $89 million, up 39% year-on-year. The EBITDA margin was 39.3%, up 4.1 percentage points year-on-year and 2.0 percentage points over Q3 09. The strong improvement demonstrates our ability to generate attractive returns in low-ARPU markets once critical mass is achieved and we remain confident that this trend will continue, so that margins for Africa reach the average for the Group within two years.

We continue to invest heavily in Africa to capitalize on the medium to long term growth potential, with capex in Q4 09 of $137 million, or 60% of revenues, reflecting the impact of our launch in Rwanda. Despite this high level of investment, Africa still achieved a positive result at the operating free cash flow level for the quarter, demonstrating the future cash generation potential of the region.

Africa	Q4 09	Q3 09	Q2 09	Q1 09	Q4 08
Customers (m)	12.2	11.1	10.6	9.8	9.0
YoY growth (%)	*35%*	31%	*41%*	*52%*	*63%*
Revenues ($m)	227	200	183	171	183
YoY growth (%) (reported)	*24%*	7%	*3%*	*5%*	*28%*
YoY growth (%) (organic, constant currency)	*26%*	21%	*23%*	*25%*	*42%*
EBITDA ($m)	89	75	62	59	64
YoY growth (%)	*39%*	17%	*9%*	*12%*	*41%*
Margin (%)	*39.3%*	37.3%	*33.7%*	*34.5%*	*35.2%*
Cellular ARPU ($)	6.6	6.3	6.1	6.2	7.1
YoY growth (%) (reported)	*(7%)*	(21%)	*(30%)*	*(33%)*	*(27%)*

9

Amnet and Navega

At the end of Q4 09, Amnet, our cable and broadband business in Central America, had approximately 631 thousand revenue generating units, up 3% quarter-on-quarter. Broadband customer growth continued to be strong, with the penetration of broadband within the customer base rising by 8 percentage points to 32% during 2009.

Revenues in Q4 09 for Amnet reached $47 million, up 9% from Q4 08. Despite the tough economic environment in Central America, Amnet is demonstrating good growth, reflecting the attractive opportunity in cable broadband and TV services. Residential broadband revenues were up 24% for the full year. EBITDA amounted to $18 million, up 2% versus Q4 08 and up 9% on the previous quarter, with an EBITDA margin of 38.3%.

Amnet (including Navega) had an operating free cash outflow of $8 million in Q4 09 after capex of $18 million in the quarter.

Amnet now passes 1.3 million homes in Central America, a 10% increase on 2008, and provides services to 474 thousand households giving a penetration of 37% of homes passed. Customers take on average 1.3 services each from Amnet, and our aim is to increase this take-up of services by our customers by investing in upgrades to the network so that it is bidirectional and both broadband and cable TV can be accommodated.

Our focus in 2010 will be on increasing customer penetration and usage within our existing footprint rather than extensive coverage roll-out.

US$m	Financial performance				
	Q4 09	Q3 09	Q2 09	Q1 09	FY 2008
Revenues	**53**	**52**	**50**	**44**	**164**
- Amnet	47	45	44	43	164
- Navega	11	11	11	2	-
- Intercompany revenues	(5)	(4)	(5)	(1)	-
EBITDA*	**25**	**24**	**25**	**17**	**70**
- Amnet	18	17	17	16	70
- Navega	7	7	8	1	-
EBITDA margin**	**48%**	**43%**	**45%**	**38%**	**43%**
	Amnet Operating performance ('000)				
Homes Passed	1,287	1,277	1,237	1,206	1,171
Broadband customers as % of cable customers	32%	30%	29%	27%	24%
Revenue Generating Units	631	611	578	556	534

**excluding installation costs*
***EBITDA margin includes intercompany revenues*

tigo

10

Forward looking statements Capex is expected to be approximately $700 million in 2010. The EBITDA margin is expected to be maintained in the mid 40s and operating free cash flow to be in the mid teens as a percentage of revenues for the 2010 year. Comments on the financial statements Operating free cash flow increased to a record level of $658 million in 2009, or 20% of annual revenues. Millicom recorded a gain on disposal of $309 million on the sale of Cambodia, Sri Lanka and Sierra Leone. We continue to work towards a Q1 10 completion of the Laos disposal. Millicom booked foreign exchange losses in Q4 09 of $2 million as a consequence of the revaluation in local currency of the US$ denominated debt in the operations. Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or unavailable. Approximately 50% of the Group’s gross debt held at operational level is denominated in local currency, thus limiting foreign exchange exposure. The main countries carrying dollar-denominated debt are Honduras, Ghana, Tanzania, Bolivia and DRC. The effective tax rate was 24.4% in Q4 09. Millicom benefited from a lower cost of financing in Q4 09, coming from declining interest rates on its variable rate debt. Over time, the Group intends to limit its exposure to variable rates through hedging. Millicom now has $1,511 million of cash in hand, with more than 85% of it held in US dollars. In addition, Millicom has $50 million of short term time deposits, and $53 million is held on pledge deposit for a financing in Chad and is not classified as cash under IFRS. The average gross debt maturity as at 31 December 2009 was 2 years and 9 months. Millicom upstreamed $591 million in cash during 2009, through a combination of dividends, management fees and royalties. 11

Other information The consolidated income statements for the quarters and years ended December 31, 2009 and 2008, the consolidated balance sheets as at December 31, 2009 and 2008, the condensed consolidated statements of cash flows for the years ended December 31, 2009 and 2008 and the condensed consolidated changes in equity for the years ended December 31, 2009 and 2008 are determined based on accounting principles consistent to those used for the 2008 consolidated financial statements of Millicom (except for the adoption in 2009 of IFRS 3R and IAS 27R) which are prepared under International Financial Reporting Standards (IFRS). This report is unaudited. Millicom’s financial results for the first quarter of 2010 will be published on April 20, 2010. This year we will be hosting a market visit to Tanzania. Over two days, we intend to give deeper insights into operating in Africa, as well as updating investors and analysts on Group strategy. The exact dates will be finalized shortly, but we expect it to be during the first half of September. Luxembourg — February 10, 2010 Mikael Grahne, President & Chief Executive Officer Millicom International Cellular S.A 15 rue Léon Laval L-3372 Leudelange Luxembourg Tel : +352 27 759 101 Registration number: R.C.S. Luxembourg B 40.63 Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Latin America, Africa and Asia. It also operates cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 267 million people. This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors. All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements. CONTACTS Francois-Xavier Roger Telephone: +352 27 759 327 Chief Financial Officer Peregrine Riviere Telephone: +352 691 750 098 Head of External Communications Emily Hunt Telephone: +44 (0)7779 018539 Investor Relations Visit our web site at http://www.millicom.com 12

Conference call details A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Wednesday, February 10, 2010. The dial-in numbers are: +44 (0)20 7138 0825, +46 (0)8 5051 3786 or +1 212 444 0481 and the pass code is 4580296#. Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 4580296#. Appendices • Consolidated income statements for the three months ended December 31, 2009 and 2008 • Consolidated income statements for the years ended December 31, 2009 and 2008 • Consolidated balance sheets as at and December 31, 2009 and 2008 • Condensed consolidated statements of changes in equity for the years ended December 31, 2009 and 2008 • Condensed consolidated statements of cash flows for the years ended December 31, 2009 and 2008 • Quarterly analysis by cluster • Total cellular customers and market position by country • Total currency revenues by country • Local currency monthly ARPU • Revenue growth - Forex effect by region • Impact of main currency movements on quarterly revenues 13

Millicom International Cellular S.A. Consolidated income statements for the three months ended December 31, 2009 and 2008 QTR ended December 31, 2009 (Unaudited) US$’000 QTR ended December 31, 2008 (Unaudited) US$’000 Revenues 923,682 841,011 Operating expenses Cost of sales (excluding depreciation and amortization) (196,809) (179,249) Sales and marketing (174,986) (166,131) General and administrative expenses (121,158) (113,757) EBITDA 430,729 381,874 Corporate costs (19,211) (17,075) Stock compensation (4,781) 6,287 Loss on disposal/Write down of assets, net (3,679) (7,087) Depreciation and amortization (178,220) (134,007) Operating profit 224,838 229,992 Interest expense (45,753) (48,298) Interest and other financial income 3,531 6,945 Other non-operating income (expenses), net (1,717) (31,437) Profit from associated companies — 1,935 Profit before taxes from continuing operations 180,899 159,137 Taxes (44,195) (137,214) Profit before discontinued operations and non-controlling interest 136,704 21,923 Result from discontinued operations* 309,616 (12,864) Non-controlling interest 7,891 57,119 Net profit for the period 454,211 66,178 Basic earnings per common share (US$) 4.18 0.61 Weighted average number of shares outstanding in the period (‘000) 108,625 108,296 Profit for the period used to determine diluted earnings per common share 454,211 66,178 Diluted earnings per common share (US$) 4.18 0.61 Weighted average number of shares and potential dilutive shares outstanding in the period (‘000) 108,790 108,593 * Asia and Sierra Leone. Includes $309 million gain on disposal on the sale of Cambodia, Sri Lanka and Sierra Leone 14

Millicom International Cellular S.A. Consolidated income statements for the years ended December 31, 2009 and 2008 Year ended December 31, 2009 (Unaudited) US$’000 Year ended December 31, 2008 (Unaudited) US$’000 Revenues 3,372,727 3,150,559 Operating expenses Cost of sales (excluding depreciation and amortization) (715,829) (733,480) Sales and marketing (647,009) (657,480) General and administrative expenses (464,430) (393,434) EBITDA 1,545,459 1,366,165 Corporate costs (65,580) (61,438) Stock compensation (10,175) (13,619) Loss on disposal/Write down of assets, net (7,246) (9,166) Depreciation and amortization (611,435) (463,720) Operating profit 851,023 818,222 Interest expense (173,475) (135,932) Interest and other financial income 11,573 32,277 Other non-operating income (expenses), net 138 (52,265) Profit from associated companies 2,329 8,706 Profit before taxes from continuing operations 691,588 671,008 Taxes (187,998) (268,813) Profit before discontinued operations and non-controlling interest 503,590 402,195 Result from discontinued operations* 300,342 2,246 Non-controlling interest 46,856 113,075 Net profit for the period 850,788 517,516 Basic earnings per common share (US$) 7.84 4.80 Weighted average number of shares outstanding in the period (‘000) 108,566 107,869 Profit for the period used to determine diluted earnings per common share 850,788 518,276 Diluted earnings per common share (US$) 7.82 4.77 Weighted average number of shares and potential dilutive shares outstanding in the period (‘000) 108,789 108,646 * Asia and Sierra Leone. Includes $309 million gain on disposal on the sale of Cambodia, Sri Lanka and Sierra Leone 15

Millicom International Cellular S.A. Consolidated balance sheets as at December 31, 2009 and 2008 December 31, December 2009 31, 2008 (Unaudited) US$’000 US$’000 Assets Non-current assets Intangible assets, net 1,044,837 990,350 Property, plant and equipment, net 2,710,641 2,787,224 Investments in associates 872 21,087 Pledged deposits 53,333 6,172 Deferred taxation 19,930 14,221 Other non current assets 7,965 17,023 Total non-current assets 3,837,578 3,836,077 Current assets Inventories 46,980 58,162 Trade receivables, net 224,708 257,455 Amounts due from joint venture partners 52,590 40,228 Prepayments and accrued income 65,064 82,303 Current tax assets 17,275 21,597 Supplier advances for capital expenditure 49,165 142,369 Other current assets 58,159 87,859 Time deposits 50,061 — Cash and cash equivalents 1,511,162 674,195 Total current assets 2,075,164 1,364,168 Assets held for sale 78,276 20,563 Total assets 5,991,018 5,220,808 16

Millicom International Cellular S.A. Consolidated balance sheets as at December 31, 2009 and 2008 December 31, December 2009 31, 2008 (Unaudited) US$’000 US$’000 Equity and liabilities Equity Share capital and premium (represented by 108,648,325 shares at December 31, 2009) 660,547 642,544 Other reserves (64,930) (47,174) Accumulated profits brought forward 937,398 565,032 Net profit for the year 850,788 517,516 2,383,803 1,677,918 Non-controlling interest (73,673) (25,841) Total equity 2,310,130 1,652,077 Liabilities Non-current liabilities Debt and other financing: 10% Senior Notes 454,477 453,471 Other debt and financing 1,458,423 1,208,012 Other non-current liabilities 88,142 70,008 Deferred taxation 66,492 81,063 Total non-current liabilities 2,067,534 1,812,554 Current liabilities Debt and other financing 433,987 496,543 Capex accruals and payables 276,809 501,978 Other trade payables 194,691 240,576 Amounts due to joint venture partners 52,180 49,921 Accrued interest and other expenses 173,609 159,539 Current tax liabilities 93,364 93,416 Dividend payable 134,747 — Other current liabilities 210,385 207,106 Total current liabilities 1,569,772 1,749,079 Liabilities directly associated with assets held for sale 43,582 7,098 Total liabilities 3,680,888 3,568,731 Total equity and liabilities 5,991,018 5,220,808 17

Millicom International Cellular S.A. Condensed consolidated statements of changes in equity for the years ended December 31, 2009 and 2008 December December 31, 2009 31, 2008 (Unaudited) (Unaudited) US$ 000 US$ 000 Equity as at January 1 1,652,077 1,368,336 Profit for the period 850,788 517,516 Dividends paid to shareholders (134,747) (259,704) Stock compensation 10,175 13,619 Shares issued via the exercise of stock options 2,856 3,209 Issuance of shares — 1,038 Conversion of 4% Convertible Bonds — 175,179 Acquisition of non-controlling interests in Millicom’s operation in Chad (9,523) — Movement in currency translation reserve (13,664) (60,846) Non-controlling interest (47,832) (106,270) Equity as at December 31 2,310,130 1,652,077 18

Millicom International Cellular S.A. Condensed consolidated statements of cash flows for the years ended December 31, 2009 and 2008 December 31, 2009 (Unaudited) US$’000 December 31, 2008 (Unaudited) US$’000 EBITDA 1,545,459 1,366,165 Movements in working capital 77,523 59,012 Capex (net of disposals) (768,861) (1,266,370) Taxes paid (195,851) (201,235) Operating Free Cash Flow 658,270 (42,428) Corporate costs (65,580) (61,438) Interest paid, net (136,722) (104,766) Free Cash Flow 455,968 (208,632) Acquisition of subsidiaries (53,086) (532,181) (Purchase) disposal of pledged deposits (45,652) 4,027 Purchase of time deposits (50,061) — Other investing activities (12,275) 15,929 Cash flow from (used by) operating and investing 294,894 (720,857) Cash flow from financing 124,140 298,611 Cash from (used by) discontinued operations 416,755 (69,074) Cash effect of exchange rate changes 1,178 (9,082) Net increase (decrease) in cash and cash equivalents 836,967 (500,402) Cash and cash equivalents, beginning 674,195 1,174,597 Cash and cash equivalents, ending 1,511,162 674,195 19

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q4 09	Q3 09	Q2 09	Q1 09	Q4 08	Increase Q4 08 to Q4 09
Revenues (US$'000) (i)						
Central America	330,409	326,385	331,637	326,329	354,909	(7%)
South America	312,823	277,136	249,180	236,775	260,184	20%
Africa	227,201	200,482	183,311	171,156	182,909	24%
Amnet & Navega	53,249	52,195	50,184	44,275	43,015	24%
Total Revenues	**923,682**	856,198	**814,312**	**778,535**	**841,017**	**10%**
EBITDA (US$'000) (i)						
Central America	181,379	180,156	187,167	182,105	199,241	(9%)
South America	134,601	112,782	97,597	93,615	100,261	34%
Africa	89,352	74,819	61,748	58,896	64,324	39%
Amnet & Navega	25,397	23,987	24,675	17,184	18,048	40%
Total EBITDA	**430,729**	391,744	**371,187**	**351,800**	**381,874**	**13%**
Total mobile customers at end of period (i)						
Central America	12,901,710	12,366,164	12,122,650	11,534,157	11,181,251	15%
South America	8,815,217	8,413,968	8,059,459	7,735,055	7,460,771	18%
Africa	12,203,177	11,077,166	10,575,449	9,813,009	9,048,652	35%
Total	**33,920,104**	31,857,298	**30,757,558**	**29,082,221**	**27,690,674**	**22%**
Attributable mobile customers at end of period (i)						
Central America	8,900,279	8,547,308	8,409,404	8,008,150	7,781,942	14%
South America	8,815,217	8,413,968	8,059,459	7,735,055	7,460,771	18%
Africa	11,984,463	10,866,206	10,367,930	9,605,418	8,837,808	36%
Total	**29,699,959**	27,827,482	**26,836,793**	**25,348,623**	**24,080,521**	**23%**

(i) Excludes discontinued operations

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Millicom International Cellular S.A.

Total cellular customers and market position by country (Unaudited)

Country	Equity Holding	Country Population (million) (i)	MIC Market Position (ii)	Net Adds Q4 09	Total customers (iii) Q4 09	Q4 08	y-o-y Growth
Central America							
El Salvador	100.0%	7	1 of 5	90,101	2,780,229	2,528,056	10%
Guatemala	55.0%	13	1 of 3	292,233	5,379,467	4,413,519	22%
Honduras	66.7%	8	1 of 4	153,212	4,742,014	4,239,676	12%
South America							
Bolivia	100.0%	10	2 of 3	94,088	2,023,412	1,399,048	45%
Colombia	50.0%+1share	46	3 of 3	171,460	3,743,671	3,313,851	13%
Paraguay	100.0%	7	1 of 4	135,701	3,048,134	2,747,872	11%
Africa							
Chad	100.0%	10	2 of 2	159,566	1,017,159	541,159	88%
DRC	100.0%	69	1 of 5	61,947	1,511,105	1,048,419	44%
Ghana	100.0%	24	2 of 5	134,194	3,094,176	2,887,927	7%
Mauritius	50.0%	1	2 of 3	15,508	437,428	421,683	4%
Rwanda	87.5%	10	3 of 3	74,785	74,785		-
Senegal	100.0%	14	2 of 4	194,155	2,090,067	1,852,461	13%
Tanzania	100.0%	41	2 of 7	485,856	3,978,457	2,297,003	73%
Total customers excluding Amnet and discontinued operations		260		2,062,806	33,920,104	27,690,674	22%

(i) Source: CIA The World Fact Book
(ii) Source: Millicom. Market position derived from active customers based on interconnect
(iii) Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

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Millicom International Cellular S.A.

Cellular revenues by country (100% basis) (unaudited)

Country	Currency	Q4 09	Q4 08	
		LC million	LC million	y-o-y Growth
Central America				
El Salvador	USD	107	116	(8%)
Guatemala	GTQ	1,930	1,807	7%
Honduras	HNL	2,781	3,079	(10%)
South America				
Bolivia	BOB	489	384	27%
Colombia	COP	266,672	233,158	14%
Paraguay	PYG	527,518	484,678	9%
Africa				
Chad	XAF	13,536	6,860	97%
DRC	USD	28	24	17%
Ghana	GHS	76	68	12%
Mauritius	MUR	605	526	15%
Senegal	XAF	18,477	17,720	4%
Tanzania	TZS	83,619	56,972	47%

Local currency monthly ARPU (unaudited)

Country	Currency	Q4 09	Q3 09	Q2 09	Q1 09*
		LC	LC	LC	LC
Central America					
El Salvador	USD	12	12	13	13
Guatemala	GTQ	104	113	115	119
Honduras	HNL	197	194	216	221
South America					
Bolivia	BOB	82	77	75	82
Colombia	COP	22,632	21,541	21,488	21,276
Paraguay	PYG	53,699	51,464	49,301	50,346
Africa					
Chad	XAF	4,787	4,342	4,686	4,601
DRC	USD	7	7	6	7
Ghana	GHS	8	8	8	7
Mauritius	MUR	394	415	336	329
Senegal	XOF	2,991	2,707	2,821	2,976
Tanzania	TZS	7,425	7,339	7,093	7,465

** Restated from Q209 results statement*

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Revenue growth – Forex effect by region

US$m	Revenue Q4 08	Local currency growth	Forex	Acquisitions	Revenue Q4 09	LC Growth %
Central America	355	(13)	(12)		330	(4%)
South America	260	39	14		313	15%
Africa	183	49	(4)		227	27%
Amnet	43	5	(1)		47	11%
Total	841	80	(3)		918	9%
Navega				6	6	
Total MIC	841				924	10%

Impact of main currency movements on quarterly revenues

	Q4 09 vs. Q4 08	Q4 09 vs. Q3 09
Ghana	(20%)	3%
Guatemala	(9%)	(1%)
Tanzania	(5%)	(1%)
Paraguay	(4%)	3%
Chad/Senegal	11%	3%
Colombia	13%	2%

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